                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SCHEDULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. ___)(1)

                              SEPRAGEN CORPORATION
                         ------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   817316-110
                         ------------------------------
                                  CUSIP Number

Vinit Saxena                     K. Charles Janac                With a copy to:
President                        c/o Smart Machines Inc.         Kyle Guse, Esq.
Sepragen Corporation             651 River Oaks Parkway          Heller Ehrman White & McAuliffe
30689 Huntwood Drive             San Jose, CA  95134             2500 Sand Hill Road, Ste. 100
Hayward, CA  94544               (408) 324-1234                  Menlo Park, CA  94025
(510) 476-0650                                                   (650) 234-4215

--------------------------------------------------------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                 August 18, 1998
                         ------------------------------
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following
box:      / /

Note See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 6 Pages)




-------------
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 6 Pages


         Cusip No.:  817316-110
1)   Name of Reporting Persons and S.S. or I.R.S. Identification No.
     K. CHARLES JANAC
     Social Security No.:  ###-##-####
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group*

     (a) / /
            --------------------------------------------------------------------
     (b) / /
            --------------------------------------------------------------------

3)   SEC Use Only
                  --------------------------------------------------------------

--------------------------------------------------------------------------------
4)   Source of Funds:  PF
--------------------------------------------------------------------------------
5) / / Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------

                      7)   Sole Voting Power
  Number of                1,445,816 shares of Class A Common Stock*
   Shares                  -----------------------------------------------------
 Beneficially         8)   Shared Voting Power
   Owned by                None
     Each                  -----------------------------------------------------
  Reporting           9)   Sole Dispositive Power
 Person With               1,445,816 shares of Class A Common Stock*
                           -----------------------------------------------------
                     10)   Shared Dispositive Power
                           None
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
1,445,816 shares of Class A Common Stock*
--------------------------------------------------------------------------------
12)  / / Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
Percent of Class Represented by amount in Row (11):
40.1% of outstanding shares of Class A Common Stock, including for purposes of calculating such percentage the number of shares issuable to the reporting person.
--------------------------------------------------------------------------------
Type of Reporting Person  IN

--------------------------------------------------------------------------------


 * Consisting of 1,211,149 shares of Class A Common Stock issuable upon conversion of principal and interest upon maturity of a secured promissory note and 234,667 shares of Class A Common Stock issuable upon exercise of a warrant.

                                                              Page 3 of 6 Pages

Cusip No.:  817316-110

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the Class A Common Stock of Sepragen Corporation, a California corporation (the "Issuer"). As of May 15, 1998 (the most recent practicable date), there were 2,155,254 shares of Class A Common Stock issued and outstanding. As of March 31, 1998 (the most recent practicable date), there were approximately 102 holders of record of the Common Stock. The address of the principal executive offices of the Issuer is 30689 Huntwood Ave., Hayward, CA 94544.

Item 2.   Identity and Background.

          This Statement is being filed by K. Charles Janac, whose business address is 651 River Oaks Parkway, San Jose, CA 95134. Mr. Janac is the Chief Executive Officer and President of Smart Machines, Inc., a developer of high technology equipment located at 651 River Oaks Parkway, San Jose, CA 95134.

          Mr. Janac has not, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such law.

          Mr. Janac is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source of funds was the personal savings of Mr. Janac.

Item 4.   Purpose of Transaction.

          Securities of the Issuer were acquired for investment purposes. Except for the effect of conversion of the Note or exercise of the Warrant (as defined in Item 5), Mr. Janac has no plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                                                              Page 4 of 6 Pages


          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by K. Charles Janac is 1,445,816 shares of Class A Common Stock (or 40.1% of the outstanding shares of Class A Common Stock, including the shares issuable to Mr. Janac for purposes of calculating such percentage) consisting of (i) 1,211,149 shares issuable upon conversion of all outstanding principal and interest under the Secured Promissory Note issued by the Issuer on August 18, 1998 (the "Note") and (ii) 234,667 shares issuable upon exercise of the Warrant issued to Mr. Janac on August 18, 1998 (the "Warrant"). The principal and interest on Note are convertible any time on or before December 15, 1998 and the Warrant is exercisable any time on or before August 18, 2003. The number of shares as to which there is sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition is 1,445,816 shares (or 40.1% of the outstanding shares). Mr. Janac does not share power to vote or to direct the vote or to dispose or direct the disposition of such shares, except with respect to the effect, if any, of community property laws. There are no transactions by
K. Charles Janac in the class of securities reported or that are effected during the past 60 days or since the most recent filing on Schedule 13D.

                                                              Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships between Mr. Janac and any other person with respect to the securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

          1. Convertible Secured Promissory Note.

          2. Warrant to Purchase Class A Common Stock.

                                                              Page 6 of 6 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 28, 1998

                                       By: /s/ K. CHARLES JANAC
                                           -------------------------------------
                                           K. Charles Janac

                                EXHIBIT INDEX




Exhibit No.             Description
-----------             -----------
    1                   Convertible Secured Promissory Note
    2                   Warrant to Purchase Class A Common Stock